FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date June 14, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

                                                          NEWS FOR RELEASE: June 14, 2005

NEWS RELEASE 05-18

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER RESOURCES ANNOUNCES THE APPOINTMENT OF A NEW DIRECTOR

Tyler Resources Inc. is pleased to announce the appointment of Mr. Alan Craven, P.Eng. as a Director of the Corporation. The appointment continues to strengthen the board in order to maintain excellent guidance in key technical areas such as materials processing, metallurgy and general engineering of its continued exploration efforts in Mexico.  Mr. Craven's wide ranging experience with international mineral projects, both technically and financially, will be a valuable asset to the ongoing work and further planning at Bahuerachi.

Mr. Craven is a professional engineer with over forty years technical management and consulting experience in the mining industry.  After graduating in Chemical Engineering, he worked in British Coal for 15 years.  He was plant superintendent of two processing plants before moving into the design and planning of new major projects at national level.  Since moving to Canada in 1978, he has undertaken research studies, evaluations, qualification reports, technical audits, restructuring studies, feasibility studies and detailed project designs for mineral projects.  He has been retained by mining companies, legal and financial institutions and acted on behalf of insurance companies. Mr. Craven has undertaken assignments in over 25 countries in North and South America, Africa, Asia and Europe (including the former Soviet Republics).

Currently he is Vice-President and General Manager of Associated Mining Consultants Ltd., and has been responsible for the technical, operational and commercial management of the company since 1981.

“Jean Pierre Jutras”

Jean Pierre Jutras

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.